UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China-Biotics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

16937B109

(CUSIP Number)

Mr. Song Jinan, No. 999 Ningqiao Road, Jinqiao Export Processing Zone,
Pudong, Shanghai 201206, People’s Republic of China
Telephone number: (86 21) 5834 9748

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained In this form are not required to respond unless the form displays a currently valId 0MB control number.

SEC 1746 (11-03)

CUSIP No. 16937B109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chinamerica Fund, LP and Chinamerica Sino-Biotics Acquisitions, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Richardson, Texas, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,147,585

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,147,585

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,147,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) PN and OO

Item 1.	Security and Issuer

This statement on Schedule 13D, Amendment No. 1 relates to the common stock, par value $.0001 per share (“Common Stock”), of China-Biotics, Inc., No. 999 Ningaqiao Road, Jingqiao Export Processing Zone, Pudong, Shanghai 201206, Peoples Republic of China.

Item 2.	Identity and Background

(a)-(c) This statement is filed by Chinamerica Fund, LP, a Texas limited partnership and Chinamerica Sino-Biotics Acquisitions, LLC, a Texas limited liability company (the “Reporting Persons”).  The principal address of the Reporting Persons, which also serves as the principal office, is 2909 St. Andrews Drive, Richardson, Texas 75082.  The Reporting Persons are engaged in the business of investing in domestic publicly-held companies that invest in companies operating in China.

(d)     The Reporting Persons are not required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

(e)     The Reporting Persons are not required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

(f)     The Reporting Persons are a Texas, USA limited Partnership and Texas, USA limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration
The funds were derived from investments in the Reporting Persons made by its partners, through a private securities transaction exempt from registration under the Securities Act of 1933.
Item 4.	Purpose of Transaction

The shares of the Issuer were acquired for investment.   The Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.  However, the Reporting Persons may in the future determine to:  (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it, or (iii) consider plans or proposals which would relate to or result in:  (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer; (c) the sale or transfer of a material amount of assets of the Issuer; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments; (h) any other action whether or not similar to those enumerated above. The Reporting Persons also reserve the right to take actions to influence the management of the Issuer should they deem such actions appropriate.

On March 29, 2007, Chinamerica Sino-Biotics Acquisitions, LLC disposed of 461,255 shares of Common Stock of the Issuer to third parties.

Item 5.	Interest in Securities of the Issuer

(a)     Based upon the Issuer’s Form 10-KSB filed with the Commission on March 31, 2007, there were 17,080,000 shares of Common Stock issued and outstanding.  On March 22, 2006, the Reporting Persons paid $5,067,000 and received beneficial ownership of 1,147,585 shares of Common Stock, or approximately 6.7% of the Common Stock deemed to be outstanding.   On March 29, 2007, Chinamerica Sino-Biotics Acquisitions, LLC disposed of 461,255 shares of Common Stock of the Issuer to third parties.  Chinamerica Sino-Biotics Acquisitions, LLC now owns zero shares of Common Stock of the Issuer and Chinamerica Fund, LP now owns 1,147,585 shares of Common Stock, or approximately 6.7% of the Common Stock deemed to be outstanding.

(b)     The Reporting Persons do not have shared voting power over the shares of Common Stock and does have sole or shared power to dispose of such shares.

(c)     No transactions in the Issuer’s Common Stock have been engaged in by the Reporting Persons during the past 60 days other than the transaction described in Items 3 and 4 of this Schedule 13D.

(d)     Not applicable.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 22, 2006, the Reporting Persons, among others, entered into a Subscription Agreement with Sinosmart Group, Inc. (“Sinosmart”) to purchase 2,858 shares of Sinosmart ordinary stock at an aggregate price of $5,067,700.

On March 22, 2006, the Reporting Persons, among others, entered into a Securities Exchange Agreement (the “Exchange Agreement”) with the Issuer and Sinosmart, pursuant to which the Issuer issued 15,980,000 shares of the Issuer’s newly designated Common Stock, in exchange for 14,287 shares of ordinary shares of Sinosmart from shareholders (which include the Reporting Persons).

The Reporting Persons are a party to a Put Agreement dated March 22, 2006, through which the Issuer would be required to purchase 1,870,000 shares of the Issuer from the Reporting Persons for $5,059,842 if the Issuer did not file its SB-2 Registration Statement with the SEC by April 14, 2006.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 9, 2007

CHINAMERICA FUND, LP

BY:	CHINAMERICA PARTNERS, L.P.
Its General Partner,

BY:	CHINAMERICA HOLDINGS, L.L.C.
Its General Partner

	By:	/s/ Beau Johnson
	Name:	Beau Johnson
	Title:	Managing Member

CHINAMERICA SINO-BIOTICS ACQUISITONS, LLC

BY:	CHINAMERICA HOLDINGS, LLC
Its Manager

	By:	/s/ Beau Johnson
	Name:	Beau Johnson
	Title:	Managing Member

JOINT FILER AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the common stock, par value $.0001 per share of China-Biotics, Inc.  The undersigned further consent and agree to the inclusion of this agreement as an exhibit to such Schedule 13D.  This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of August 9, 2007.

CHINAMERICA FUND, LP

BY:	CHINAMERICA PARTNERS, L.P.
Its General Partner,

BY:	CHINAMERICA HOLDINGS, L.L.C.
Its General Partner

	By:	/s/ Beau Johnson
	Name:	Beau Johnson
	Title:	Managing Member

CHINAMERICA SINO-BIOTICS
ACQUISITIONS, LLC

BY:	CHINAMERICA HOLDINGS, L.L.C.
Its Manager

	By:	/s/ Beau Johnson
	Name:	Beau Johnson
	Title:	Managing Member